Mail Stop 4561

April 9, 2009

Scott A. Musil
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

      Re: First Industrial, L.P.
               Form 10-K for Fiscal Year Ended
               December 31, 2008
               Filed March 2, 2009
               File No. 333-21873

Dear Mr. Musil:

      We have reviewed your response letter dated April 3, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Balance Sheets, page 51

1.   We note your response to our prior comment one and management's
        representation that the REIT has the unilateral option to cause the Operating
        Partnership to pay the redemption price in shares of common stock of the REIT or
        cash. Based on your disclosure, it appears that the Operating Partnership does not
        have the option to redeem the units for anything other than cash. Additionally, it
        does not appear that the Operating Partnership has any ability to influence the
        REIT's voluntary option to settle the common units in common stock of the REIT
        or cash. Given that the fiduciary duties of senior management and the board are
        not identical with respect to the Operating Partnership and the REIT, it appears
        these units should be reported at their redemption amount in the mezzanine
        section of the balance sheet pursuant to EITF Topic No. D-98. Please provide
        additional information regarding the Operating Partnership compliance with EITF
        Topic No. D-98.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned
at (202) 551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief